UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Riley Exploration Permian, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

76665T 102
(CUSIP Number)

Bryan H. Lawrence
Yorktown Partners LLC
410 Park Avenue
20th Floor
New York, New York 10022
(212) 515-2112

Copies to:
Jesse E. Betts
Thompson & Knight LLP
One Arts Plaza
1722 Routh Street, Suite 1500
Dallas, Texas 75201
(214) 969-1198
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76665T 102

1	NAMES OF REPORTING PERSONS
YORKTOWN ENERGY PARTNERS XI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,784,113 (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,784,113 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,784,113 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.0% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
On February 26, 2021, Riley Exploration Permian, Inc., formerly Tengasco, Inc. (the “Issuer”) completed a business combination pursuant to an Agreement and Plan of Merger, dated as of October 21, 2020, by and among the Issuer, Antman Sub, LLC, a newly-formed Delaware limited liability company and wholly-owned subsidiary of the Issuer (“Merger Sub”), and Riley Exploration – Permian, LLC (“REP”), as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of January 20, 2021, by and among the Issuer, Merger Sub and REP (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub merged with and into REP, with REP continuing as the surviving entity in the merger and a wholly-owned subsidiary of the Issuer (the “Merger”). In connection with the Merger, the Issuer issued shares of the Issuer’s common stock, $0.001 par value per share (the “Common Stock”), to REP’s unitholders, including the Reporting Persons (as defined in Item 2 below), at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split as defined below) in exchange for each common unit of REP held by REP’s unitholders as of the effective time of the Merger (the “Effective Time”). The source of funds for the REP units held by the Reporting Persons prior to the Merger was provided by the Reporting Persons’ limited partners.

(2)	This amount reflects a 1-for-12 reverse stock split of the Issuer’s Common Stock, effective February 26, 2021 (the “Reverse Stock Split”).
(3)	Based upon an estimated 17,810,470 shares of Common Stock of the Issuer issued and outstanding after the closing of the Merger, which reflects the Reverse Stock Split.

CUSIP No. 76665T 102

1	NAMES OF REPORTING PERSONS
YORKTOWN XI COMPANY LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,784,113 (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,784,113 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,784,113 (2) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.0% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
On February 26, 2021, the Issuer completed a business combination pursuant to the Merger Agreement, by and among the Issuer, Merger Sub, and REP, as amended. In connection with the Merger, the Issuer issued shares of Common Stock to REP’s unitholders, including the Reporting Persons (as defined in Item 2 below), at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split) in exchange for each common unit of REP held by REP’s unitholders as of the Effective Time. The source of funds for the REP units held by the Reporting Persons prior to the Merger was provided by the Reporting Persons’ limited partners.

(2)	This amount reflects the Reverse Stock Split.
(3)
These securities are directly held by Yorktown Energy Partners XI, L.P. (“Yorktown XI”). Yorktown XI Company LP is the sole general partner of Yorktown XI. As a result, Yorktown XI Company LP may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown XI. Yorktown XI Company LP disclaims beneficial ownership of the securities owned by Yorktown XI in excess of its pecuniary interests therein.

(4)	Based upon an estimated 17,810,470 shares of Common Stock of the Issuer issued and outstanding after the closing of the Merger, which reflects the Reverse Stock Split.

CUSIP No. 76665T 102

1	NAMES OF REPORTING PERSONS
YORKTOWN XI ASSOCIATES LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,784,113 (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,784,113 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,784,113 (2) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.0% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
On February 26, 2021, the Issuer completed a business combination pursuant to the Merger Agreement, by and among the Issuer, Merger Sub, and REP, as amended. In connection with the Merger, the Issuer issued shares of Common Stock to REP’s unitholders, including the Reporting Persons (as defined in Item 2 below), at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split) in exchange for each common unit of REP held by REP’s unitholders as of the Effective Time.

(2)	This amount reflects the Reverse Stock Split.
(3)
These securities are directly held by Yorktown XI. Yorktown XI Company LP is the sole general partner of Yorktown XI and Yorktown XI Associates LLC is the sole general partner of Yorktown XI Company LP. As a result, Yorktown XI Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown XI. The managers of Yorktown XI Associates LLC, who act by majority approval, are Bryan H. Lawrence, W. Howard Keenan, Jr., Peter A. Leidel, Tomás R. LaCosta, Robert A. Signorino, Bryan R. Lawrence and James C. Crain. Yorktown XI Company LP and Yorktown XI Associates LLC disclaim beneficial ownership of the securities owned by Yorktown XI in excess of their respective pecuniary interests therein. The managers of Yorktown XI Associates LLC disclaim beneficial ownership of the Common Stock held by Yorktown Energy Partners XI, L.P.

(4)	Based upon an estimated 17,810,470 shares of Common Stock of the Issuer issued and outstanding after the closing of the Merger, which reflects the Reverse Stock Split.

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of common stock, par value $0.001 per share (“Common Stock”), of Riley Exploration Permian, Inc. (the “Issuer”), whose principal executive offices are located at 29 E. Reno Avenue, Suite 500, Oklahoma City, OK 73104.

Prior to the Merger (as defined below), the Issuer was known as Tengasco, Inc., a Delaware corporation.

Item 2.	Identity and Background.

a) This statement is filed by Yorktown Energy Partners XI, L.P., a Delaware limited partnership (“Yorktown XI”), Yorktown XI Company LP, a Delaware limited partnership (“Yorktown XI Co”), and Yorktown XI Associates LLC, a Delaware limited liability company (“Yorktown XI Associates” and together with Yorktown XI and Yorktown XI Co, the “Reporting Persons”).

b) The principal business address of each of the Reporting Persons is 410 Park Avenue, 20th Floor, New York, New York 10022.

c) The principal business of Yorktown XI is investing in equity securities of energy companies. The principal business of Yorktown XI Co is managing Yorktown XI. The principal business of Yorktown XI Associates is managing Yorktown XI Co. Information regarding the executive officers, directors or other control persons of the Reporting Persons is set forth on Schedule 1 attached hereto, which Schedule is hereby incorporated by reference.

d) None of the Reporting Persons or the persons identified on Schedule 1 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e) None of the Reporting Persons or the persons identified on Schedule 1 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f) All of the persons identified on Schedule 1 are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Shares of Common Stock of the Issuer were issued to Yorktown XI on February 26, 2021, in connection with the closing of  a business combination pursuant to an Agreement and Plan of Merger, dated as of October 21, 2020, by and among the Issuer, Antman Sub, LLC, a newly-formed Delaware limited liability company and wholly-owned subsidiary of the Issuer (“Merger Sub”), and Riley Exploration – Permian, LLC (“REP”), as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of January 20, 2021, by and among the Issuer, Merger Sub and REP (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub merged with and into REP, with REP continuing as the surviving entity in the merger and a wholly-owned subsidiary of the Issuer (the “Merger”). Immediately prior to the closing of the Merger, on February 26, 2021, the Issuer effected a 1-for-12 reverse stock split of its common stock (the “Reverse Stock Split”) and changed its name to “Riley Exploration Permian, Inc.” Unless noted otherwise, all references to share amounts in this Schedule 13D reflect the Reverse Stock Split. In connection with the closing of the Merger, the Issuer issued shares of the Issuer’s Common Stock, to REP’s unitholders, including Yorktown XI, at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split) in exchange for each common unit of REP held by the REP’s unitholders as of the effective time of the Merger.

Prior to the closing of the Merger, Yorktown XI owned 218,917.59 preferred units in REP which Yorktown XI converted to common units in REP immediately prior to the closing of the Merger. Yorktown XI used funds provided by its partners in order to acquire its units in REP. Upon consummation of the Merger and after giving effect to the Reverse Stock Split, the Reporting Persons became the beneficial owner of 1,784,113 shares of Common Stock of the Issuer.

References to, and descriptions of, the Merger and the Merger Agreement as set forth in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the Agreement and Plan of Merger, filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 22, 2020, and Amendment No. 1 to Agreement and Plan of Merger, filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 22, 2021, and both are incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 6 summarizes certain provisions of the Registration Rights Agreement (as defined below) and is incorporated by reference herein.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect thereto.

In determining from time to time whether to acquire more securities of the Issuer, sell the securities reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

In addition, the Reporting Persons at any time and from time to time, may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons or their designees to the Issuer’s board of directors may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors.

Except for the matters set forth in Items 3, 5 and the first paragraph of this Item 4, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

The information below is based on an estimated total of 17,810,470 shares of Common Stock outstanding as of February 26, 2021, following the Merger and the Reverse Stock Split.

(a) Each of the Reporting Persons beneficially owns an aggregate of 1,784,113 shares of Common Stock of the Issuer, representing 10.0% of the outstanding Common Stock of the Issuer. Each Reporting Person disclaims beneficial ownership of the reported Common Stock except to the extent of such Reporting Person’s pecuniary interest therein, and this statement shall not be deemed an admission that such Reporting Person is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.

(b) Yorktown XI directly owns 1,784,113 shares of Common Stock of the Issuer. Yorktown XI Co is the sole general partner of Yorktown XI. Yorktown XI Associates is the sole general partner of Yorktown XI Co. Yorktown XI Associates has the sole power to cause Yorktown XI Co to cause Yorktown XI to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown XI.

(c) Except as otherwise described herein or in any exhibit filed hereunder, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d) Except as otherwise described herein, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported on this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

Registration Rights Agreement

Prior to the closing of the Merger, Yorktown XI entered into a second amended and restated registration rights agreement (the “Registration Rights Agreement”) with Riley Exploration Group, LLC, REP, Bluescape Riley Exploration Holdings LLC (“Bluescape”), Boomer Petroleum, LLC (“Boomer”), Bobby Riley, Kevin Riley and Corey Riley. The Registration Rights Agreement provides for customary rights for these parties to demand that REP (or certain successors by merger, which would include the Issuer) file a resale shelf registration statement and certain piggyback rights with respect to registrable securities held by such parties (which registrable securities would include the Common Stock received pursuant to the Merger). Pursuant to the terms of the Registration Rights Agreement, 16,238,131 shares of the Issuer’s Common Stock are registrable under the Registration Rights Agreement following the closing of the Merger. In addition, the Registration Rights Agreement grants these parties customary rights to participate in certain underwritten offerings of the Issuer’s Common Stock that the Issuer may conduct.

Subject to certain limitations described below, REP has agreed no later than 60 days following the Merger to prepare and file a registration statement registering the offer and sale of their registrable securities. Subject to certain limitations in the Registration Rights Agreement, parties to the Registration Rights Agreement holding more than 15% of the then-currently registrable securities under the Registration Rights Agreement can require REP to participate in a firm underwritten resale of the securities; provided that the combined company will not be obligated to participate in more than two such underwritten resales per year.

Subject to certain exceptions, if at any time the combined company proposes to register an offering of equity securities or conduct an underwritten offering, whether or not for its own account, then the combined company must notify the equity holders party to the Registration Rights Agreement of such proposal to allow them to include a specified number of their registrable securities in that registration statement or underwritten offering, as applicable.

These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and the combined company’s right to suspend use of a prospectus under a registration statement under certain circumstances, including if the combined company is pursuing a bona fide material acquisition, merger, reorganization, disposition or other similar transaction and the combined company’s board of managers determines in good faith that the combined company’s ability to pursue or consummate such a transaction would be materially and adversely affected by any required disclosure of such transaction in the registration statement (and such disclosure is then-required therein by applicable law, rule or regulation to permit offers and sales thereunder), the combined company has experienced some other material non-public event the disclosure of which in the registration statement at such time, in the good faith judgment of the combined company’s board, would materially and adversely affect the combined company (and such disclosure therein is then-required by applicable law, rule or regulation to permit offers and sales thereunder), or the combined company’s board shall have determined in good faith, upon the advice of counsel, that it is required by law, rule or regulation to file a post-effective amendment to such registration statement to reflect certain updated information of the type described in the Registration Rights Agreement. The Registration Rights Agreement provides certain time limitations on how long such delays may be implemented. The combined company will generally pay all registration expenses in connection with its obligations under the Registration Rights Agreement, regardless of whether a registration statement is filed or becomes effective.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement filed as Exhibit 4.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on December 31, 2020, and is incorporated herein by reference.

 First Amended and Restated Certificate of Incorporation of Riley Exploration Permian, Inc.

In connection with the closing of the Merger, the stockholder’s of the Issuer approved the First Amended and Restated Certificate of Incorporation of the Issuer (the “Charter”). Pursuant to the terms of the Charter, prior to the first date on which investment funds sponsored or managed by Yorktown Partners LLC (“Yorktown”), Boomer and Bluescape (or their affiliated investment funds, including, without limitation, the Reporting Persons) no longer individually or collectively beneficially own (or otherwise have the right to vote or direct the vote of) more than 50% of the outstanding shares of Issuer’s Common Stock (the “Trigger Date”), the affirmative vote of the holders of a majority in voting power of the outstanding shares of stock of the Issuer entitled to vote thereon, voting together as a single class and acting at a meeting of the stockholders or by written consent (if permitted) in accordance with the DGCL, the Charter and the Bylaws, shall be required to amend, alter or repeal any provision of the Charter. On and after the Trigger Date, the affirmative vote of the holders of at least 66 2/3% in voting power of the outstanding shares of stock of the Issuer entitled to vote thereon, voting together as a single class, shall be required to amend, alter or repeal any provision of the Charter; provided, however, that the amendment, alteration or repeal of Section 4 of the Charter shall only require the affirmative vote of the holders of a majority in voting power of the outstanding shares of stock of the Issuer entitled to vote thereon, voting together as a single class.

The foregoing description of the Charter does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended and Restated Certificate of Incorporation of the Issuer filed as Exhibit 4.1 to the Issuer’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 1, 2021, Registration No. 333-253750, and is incorporated herein by reference.

Second Amended and Restated Bylaws of Riley Exploration Permian, Inc.

In connection with the closing of the Merger, the stockholder’s of the Issuer approved the Second Amended and Restated Bylaws of the Issuer (the “Bylaws”). Pursuant to the terms of the Bylaws, the Issuer’s stockholders shall also, in addition to the Issuer’s board of directors, have the power to adopt, amend or repeal the Bylaws without any requirement to obtain separate board of directors approval; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Issuer required by law or by the Charter, the Bylaws may be adopted, altered, amended or repealed by the stockholders of the Issuer only (A) prior to the Trigger Date, by the affirmative vote of holders of not less than 50% in voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class, or (B) on and after the Trigger Date, by the affirmative vote of holders of not less than 66 2/3% in voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class.

The foregoing description of the Bylaws does not purport to be complete and is qualified in its entirety by reference to the full text of the Second Amended and Restated Bylaws of the Issuer filed as Exhibit 4.2 to the Issuer’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 1, 2021, Registration No. 333-253750, and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1.1	Joint Filing Agreement dated March 8, 2021.

Exhibit 2.1
Agreement and Plan of Merger, by and among Tengasco, Inc., Antman Sub, LLC, and Riley Exploration - Permian, LLC, dated as of October 21, 2020 (incorporated by reference from Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 22, 2020).

Exhibit 2.2
Amendment No. 1 to Agreement and Plan of Merger, by and among Tengasco, Inc., Antman Sub, LLC, and Riley Exploration - Permian, LLC, dated as of January 20, 2021 (incorporated by reference from Exhibit 2.1 to the Issuer’s Current Report on Form 8‑K, filed with the SEC on January 22, 2021).

Exhibit 2.3
Second Amended and Restated Registration Rights Agreement dated October 7, 2020 by and among Riley Exploration – Permian, LLC, Riley Exploration Group, Inc., Yorktown Energy Partners XI, L.P., Boomer Petroleum, LLC, Bluescape Riley Exploration Holdings LLC, Bluescape Riley Acquisition Company LLC, Bobby D. Riley, Kevin Riley and Corey Riley (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-4, filed with the SEC on December 31, 2021).

Exhibit 2.4
First Amended and Restated Certificate of Incorporation of Riley Exploration Permian, Inc. (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 1, 2021, Registration No. 333-253750).

Exhibit 2.5
Second Amended and Restated Bylaws of Riley Exploration Permian, Inc. (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 1, 2021, Registration No. 333-253750).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 8, 2021

YORKTOWN ENERGY PARTNERS XI, L.P.

By:	Yorktown XI Company LP,
Its General Partner

By:	Yorktown XI Associates LLC,
Its General Partner

By:	/s/ Bryan H. Lawrence
Name: Bryan H. Lawrence
Title: Managing Member

YORKTOWN XI COMPANY LP

By:	Yorktown XI Associates LLC,
Its General Partner

By:	/s/ Bryan H. Lawrence
Name: Bryan H. Lawrence
Title: Managing Member

YORKTOWN XI ASSOCIATES LLC

By:	/s/ Bryan H. Lawrence
Name: Bryan H. Lawrence
Title: Managing Member

Schedule 1

CONTROL PERSONS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and other control persons of the Reporting Persons are set forth below:

Name and Business Address	Capacity in which Serves Yorktown XI Associates	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
James C. Crain 410 Park Avenue 20th Floor New York, New York 10022	Managing Member	Investor	300 Crescent Court Suite 900 Dallas, Texas 75201

W. Howard Keenan, Jr. 410 Park Avenue 20th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 20th Floor New York, New York 10022

Tomás R. LaCosta 410 Park Avenue 20th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 20th Floor New York, New York 10022

Bryan H. Lawrence 410 Park Avenue 20th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 20th Floor New York, New York 10022

Bryan R. Lawrence 410 Park Avenue 20th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 20th Floor New York, New York 10022

Peter A. Leidel 410 Park Avenue 20th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 20th Floor New York, New York 10022

Robert A. Signorino, Jr. 410 Park Avenue 20th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 20th Floor New York, New York 10022